EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road Ramat Gan 5268102, Israel	T: +972-74-794-5200 www.senstartechnologies.com

Senstar Technologies Announces Appointment of Amit Ben-Zvi to Board of Directors

Ramat Gan, Israel, April 24, 2023 /PRNewswire/ -- Senstar Technologies (NASDAQ: SNT), a leading provider of sensing and information management solutions for the protection of critical infrastructure, announced today the appointment of Amit Ben-Zvi to the Senstar Technologies Board of Directors, effective April 21, 2023.

Mr. Ben-Zvi has served as a Senior Partner of FIMI Opportunity Fund since 2012. From 1998 to 2012, Mr. Ben-Zvi served in senior executive positions: COO at Top Image Systems (NASDAQ: TASE), CEO at ISYS Operational Management Systems, CEO at Wizcom Technologies (FRANKFURT), GM Europe & Japan at Magic Software Enterprise (NASDAQ: TASE) and CEO at Hermes Logistics Technologies. In his current role at FIMI, Mr. Ben-Zvi currently serves as the Board Chairman of Unitronics (R"G) (1989) Ltd (TASE), Utron Ltd. (TASE), Y. Stern Engineering (1989) Ltd., Din Marketing & Roasting (2021) Ltd., and is a Director of E & M Computing Ltd. (TASE), HIPER Global Ltd. (TASE), Ashot Ashkelon Industries Ltd. (TASE), C. Mer Industries Ltd. (TASE), and Amal Holdings A.D. Ltd.

Mr. Ben-Zvi holds a B.A. degree in Accounting and a LL.B. degree (Bachelor of Law), Cum Laude, from Tel Aviv University.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities, logistics, correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

For more information:

Senstar Technologies, Ltd.
Tomer Hay, Chief Financial Officer
+972-74-794-5200
Tomer.Hay@senstar.com

Investor Relations

Kim Rogers, Managing Director
Hayden IR
541-904-5075
kim@haydenir.com